

Sean Hopkins · 3rd in

Game Changer

MVP at Game Changer

Kansas City, Missouri · 402 connections · **Contact info**

Experience

MVP
Game Changer
Jan 2016 – Present · 4 yrs

Production Manager
KMBC -TV 9
Jan 2014 – Jun 2015 · 1 yr 6 mos
Raytown Missiouri

Supervised the production of all Creative projects. Responsible for overseeing of both production timelines as well as overall quality of production work with a team of 6 artist. Worked directly on cinematography, editing and motion graphics of high level campaigns.



Member
River Key Creative
Jan 2010 – Jan 2013 · 3 yrs 1 mo

A full service design and production company specializing in high end creativity....

Co-Founder
Dimension X Design
2000 – 2010 · 10 yrs

Promptions Editor
KMBC
1999 – 2000 · 1 yr

Skills & Endorsements

Motion Graphics · 8

Sam Cohen and 7 connections have given endorsements for this skill

Graphic Design · 7

Mike Reed and 6 connections have given endorsements for this skill

Video Editing · 4

Kevin Rickel and 3 connections have given endorsements for this skill

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